United States securities and exchange commission logo





                            August 19, 2020

       Nelson Grist
       Chief Executive Officer
       Perk International, Inc.
       2375 East Camelback Rd., Suite 600
       Phoenix, AZ 85016

                                                        Re: Perk International,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 23, 2020
                                                            File No. 000-56184

       Dear Mr. Grist:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 filed July 23, 2020

       Business Overview
       General, page 1

   1. Describe the nature of the "specific criteria and standards" you refer to in the first paragraph of your
"Business Overview" section. Please also revise inconsistencies throughout your filing.
In this regard, your disclosure suggests that you have a team of employees. For example,
we note disclosure that you have a "highly seasoned and well-
                                                        trained team of
industry professionals;" "hand-picked a team of industry professionals from experienced hemp
farmers, bioengineers, extraction experts and other related
                                                        industry
professionals;" and have a "M & A team." However, it appears that you currently have only one employee
including management.
 Nelson Grist
FirstName  LastNameNelson     Grist
Perk International, Inc.
Comapany
August  19, NamePerk
            2020       International, Inc.
August
Page 2 19, 2020 Page 2
FirstName LastName
Business, page 1

2. Based on the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. We note that you have nominal assets, that you have no revenues to date, and that you appear to have nominal operations. Please disclose that you are a shell company and caution investors as to the
         highly illiquid nature of an investment in the company   s shares, as
well as the restrictions
         imposed on such companies. We note that you refer to yourself as a shell company in the risk factor on page 6 relating to Rule 144.
Risks Related to our Business, page 3

3. Please add a risk factor that describes the regulatory requirements applicable to your company to address the potential impact of federal and state laws regarding the growth, selling and distribution of CBD related products. Please also revise your Business section to address government approval of your CBD products. See Item 101(h)(4)(viii) and Item
         101(h)(4)(ix) of Regulation S-K.
4. Please expand your risk factor disclosure regarding the fact that your independent
         auditor   s report expresses substantial doubt about your ability to continue as a going
         concern. In this regard, please also discuss the risks to your business associated with your default of loans payable discussed in Note 4 to your financial statements. As a related matter, also discuss these matters in the section titled Management s Discussion and
         Analysis.
Risks Related to the Market for our Stock
The OTC and share value, page 5

5.       Your disclosure on page 5 indicates that your common stock    trades
over the counter    and
         that your    stock is quoted via the Over The Counter (   OTC   )."
Please reconcile this
         disclosure with your disclosure on pages 6 and 10 that appears to suggest that your stock will trade in various OTC markets. Additionally, please revise to explain the nature and
         significance of the    Stop warning    from the OTC Markets and the
basis for this warning.
Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

6. We note your auditors have expressed doubt about your ability to continue as a going concern. We also note your recurring net losses, recurring negative cash flow from operations, no available cash and negative working capital. Considering your financial condition as of May 31, 2020, please provide robust disclosure in regard to how you plan to raise the funds necessary to achieve your business plan, and what your intentions are in the event you are unable to raise sufficient funds. Refer to Instruction 5 of Item 303(a) of
         Regulation S-K and SEC Release No. 33-6835.
 Nelson Grist
FirstName  LastNameNelson     Grist
Perk International, Inc.
Comapany
August  19, NamePerk
            2020       International, Inc.
August
Page 3 19, 2020 Page 3
FirstName LastName
Directors and Executive Officers, page 9

7. Please revise to disclose the business experience of Mr. Grist during the past five years as required by Item 401(e)(1) of Regulation S-K. For example, discuss his involvement in other offerings, such as For The Earth Corp Regulation A offering. In addition, please identify the various other companies of which Mr. Grist is currently serving as president, and the current status of those companies, for example, the extent to which they are currently active, and how much of his business time they occupy. As a related matter, we note your disclosure on page 3 that you "have not disclosed material facts regarding the prior performance of Mr. Grist in this Form 10 or the market conditions relating to such performance." Please revise your disclosure to include relevant material facts and remove this statement, as it implies that investors should not rely on the information presented, or alternatively, explain why you believe you may omit such material facts.

Certain Relationships and Related Transactions, and Director Independence, page
10

8.       In Note 6 of the Company   s financial statements, you disclose that
 [a]s of May 31, 2020
         and 2019, the Company had a payable to a related party for $22,790 and $22,790,
         respectively, which is unsecured and due on demand.    We also note a
related party
         transaction in Note 7 to your financial statements. Please revise your related party disclosure to account for these related party transactions. Please refer to Items 404(a)
         and 404(d)(1) of Regulation S-K.
Executive Compensation, page 10

9. We note your disclosure in Note 7 to your financial statements that "[i]n March 2019, the
         Company issued 125,000,000 shares of common stock to Marcus Southworth. The shares were valued at $0.008, the closing price on the date of the grant, for total non-cash of
         $1,000,000." Please update your executive compensation disclosure to reflect the
         Company   s March 2019 issuance of 125,000,000 shares of common stock to Mr.
         Southworth. In addition, please revise "Item 10. Recent Sales of Unregistered Securities"
         disclosures to include the Company's issuance of 125,000,000 shares of common stock to
         Mr. Southworth.
10. Please also revise to include a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table, as required by
         Item 402(o) of Regulation S-K, as well as the additional narrative disclosure required by
         Item 402(q) of Regulation S-K, to the extent material. For example, please describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the two highest paid persons who were executive officers or directors
         during the issuer   s last completed fiscal year and to the issuer   s
directors for the issuer   s
         last completed fiscal year, or tell us why the disclosure is inapplicable to you.
 Nelson Grist
Perk International, Inc.
August 19, 2020
Page 4


Item 15. Exhibits, page 11

11. Please provide all of the exhibits required by Item 601 of Regulation S-K. For example, include your articles of incorporation and bylaws.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Blaise Rhodes at (202) 551-3774 or Donna Di Silvio at
(202) 551-
3202 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Jennifer L pez at (202) 551-
3792 with any other questions.



FirstName LastNameNelson Grist                               Sincerely,
Comapany NamePerk International, Inc.
                                                             Division of
Corporation Finance
August 19, 2020 Page 4                                       Office of Trade &
Services
FirstName LastName